

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2013

Via E-mail
Dave Ashby
President
Green Hygienics Holdings, Inc.
1937 Pendrell Street, Suite 1004
Vancouver, B.C., Canada

> **Re: Green Hygienics Holdings, Inc.**
> **Form 8-K**
> **Filed June 11, 2013**
> **File No. 000-54338**

Dear Mr. Ashby:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K Filed June 11, 2013

1.   Please amend your filing to address the following:

- If your board of directors or authorized officers concluded that previously-issued interim financial statements should no longer be relied upon, amend your filing to include the required disclosures under Item 4.02(a)(1) – (3) of Form 8-K; or

- If you were advised by your independent accountant that disclosure should be made or action should be taken to prevent future reliance on a completed interim review related to previously-issued interim financial statements, amend your filing to include the required disclosures under Item 4.02 (b) and (c) of Form 8-K.

2.   Please explain to us why a conversion feature arising from a settlement agreement consummated during the period ended April 30, 2013 would not be reflected in the financial statements for that period instead of in financial statements for an earlier period. To the extent that it is appropriate to amend financial statements for an earlier period, please revise the Form 8-K to state how and when you plan to file the amended financial information. We note the Form 10-Q for the six months ended January 31, 2013, as filed, contains no disclosure regarding amended financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding these comments and related matters, please contact me at 202-551-3394.

Sincerely,

/s/ Steve Lo

Steve Lo
Staff Accountant